Guaranty Federal Bancshares, Inc.

1341 West Battlefield

Springfield, MO 65807

(417) 520-4333

February 27, 2014

VIA FACSIMILE AND EDGAR

Mr. Michael Clampitt

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guaranty Federal Bancshares, Inc. Registration Statement on Form S-1 File No. 333-191440

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Guaranty Federal Bancshares, Inc. (the “Registrant”) hereby requests that the effective date of the Registration Statement referred to above be accelerated so that it will be declared effective under the Securities Act at 3:00 p.m., Eastern Time, on Monday, March 3, 2014, or as soon as possible thereafter as is practicable.

In connection with the request for acceleration, the Registrant acknowledges the following:

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Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Clampitt

February 27, 2014

Very truly yours, GUARANTY FEDERAL BANCSHARES, INC.

By:	/s/ Shaun A. Burke
Name:	Shaun A. Burke
Title:	President and Chief Executive Officer